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    FORM 4                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
----------------                               Washington, D.C. 20549                            ----------------------------
/ / Check this box if no                                                                         OMB Number:       3235-0287
    longer subject to               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Expires:  December 31, 2001
    Section 16.  Form 4 or                                                                       Estimated average burden
    Form 5 obligations may                                                                       hours per response......0.5
    continue.  SEE                                                                               ----------------------------
    Instruction 1(b).           Filed pursuant to Section 16(a) of the Securities and
                                  Exchange Act of 1934, Section 17(a) of the Public
                                Utility Holding Company Act of 1935 or Section 30(f)
                                      of the Investment Company Act of 1940
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1. Name and Address of Reporting     2. Issuer Name and Ticker or Trading Symbol           6. Relationship of Reporting Person(s)
   Person*                                                                                    to Issuer
    William R. Hambrecht                        Salon.com  (SALN)                                   (Check all applicable)
                                                                                               ___  Director      _X_ 10% Owner
                                                                                               ___  Officer       ___ Other (specify
                                                                                                    (give title       below)
                                                                                                    below)

                                                                                                        ----------------
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    (Last)    (First)     (Middle)   3. IRS or Social        4.  Statement for
                                        Security Number          Month/Year
    539 Bryant Street, Suite 100        of Reporting
                                        Person                   February 2001
                                        (Voluntary)
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                      (Street)
                                                             5.  If Amendment,              7. Individual or Joint/Group
                                                                 Date of Original              Filing (Check Applicable Line)
   San Francisco        CA        94107                          (Month/Year)                     X    Form filed by One
                                                                                                ------ Reporting Person
                                                                 March 2001
                                                                                                ------ Form filed by More
                                                                                                       than One Reporting
                                                                                                       Person
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    (City)         (State)        (Zip)
                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security               2. Trans-    3. Transaction    4. Securities Acquired     5. Amount of  6. Ownership   7. Nature
    (Instr. 3)                         action       Code              (A) or Disposed of (D)  Securities    Form: Direct   of In-
                                       Date         (Instr. 8)        (Instr. 3, 4 and 5)     Beneficially  (D) or         direct
                                       (Month/                                                Owned at      Indirect       Bene-
                                       Day/                                                   End of        (I) (Instr.    ficial
                                       Year)                                                  Month         4)             Ownership
                                                                                              (Instr. 3                    (Instr.
                                                                                              and 4)                       4)


                                                                            (A) or
                                                Code      V         Amount  (D)      Price
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Common stock                         2/6/01      P                  50,000   A      $0.9383                    D
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Common stock                         2/6/01      P                  50,000   A      $0.9375                    I           (1), (2)
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Common stock                         2/21/01     P                  50,000   A      $0.7813     660,000        I           (1), (2)
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Common stock                         2/22/01     P                  50,000   A      $0.78045  1,173,915        D
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(1) Mr. Hambrecht is the Manager of W.R. Hambrecht + Co., LLC ("LLC") and has shared voting and dispository power over the 660,000 shares of Salon.com beneficially owned for purposes of Section 16 directly by the LLC. As of February 28, 2001, Mr. Hambrecht indirectly held a 15.6% interest in the
LLC and, accordingly, disclaims beneficial ownership of all but 102,960 shares held by the LLC.

(2) As manager of W.R. Hambrecht + Co., LLC.

Reminder: Report on a separate line for each class of securities beneficially owned directly or                   PAGE 1 OF 2 (Over)
indirectly.                                                                                                         SEC 1475 (3-99)

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

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FORM 4 (continued)         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of    5. Conver-      3. Trans-    4. Trans-    5. Number of      6. Date Exer-     7. Title and      8. Price of
   Deriva-        sion or         action       action       Derivative        cisable           Amount of         Derivative
   tive Sec-      Exercise        Date         Code         Securities        and Expir-        Underlying        Security
   urity          Price of        (Month/      (Instr.      Acquired          ation             Securities        (Instr. 5)
   (Instr.        Deriva-         Day/         8)           (A) or            Date              (Instr. 3
   3)             tive            Year)                     Disposed          (Month/           and 4)
                  Security                                  of (D)            Day/
                                                            (Instr. 3, 4      Year)
                                                            and 5)


                                                                            Date     Expira-           Amount
                                             Code    V      (A)    (D)      Exer-    tion     Title    or
                                                                            cisable  Date              Number
                                                                                                       of
                                                                                                       Shares
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9. Number of          10. Ownership           11. Nature of
   derivative             Form of                 Indirect
   Securities             Derivative              Beneficial
   Beneficially           Security:               Ownership
   Owned at               Direct (D)              (Instr. 4)
   End of                 or Indirect
   Month                  (I) (Instr. 4)
   (Instr. 4)



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Explanation of Responses:


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
** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
     SEE  18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                   /s/ W R Hambrecht                     4/10/01
                                                                                  -----------------------------     ---------------
                                                                                  ** William R. Hambrecht                Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information                                                PAGE 2 of 2
contained in this form are not required to respond unless the form displays                                       SEC 1475 (3-99)
a currently valid OMB Number.
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